Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: January 27, 2017
General Electric Company has made the following website available to the general public at https://www.geoilandgas.com/ge-baker-hughes.

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GE Oil and Gas and Baker Hughes

For important information about securities laws and forward
looking statements involving this transaction, please click
here.

In October 2016, GE and Baker Hughes announced their intent
to combine GE Oil and Gas and Baker Hughes to create a
world-leading oil and gas technology and services provider.
With operations in more than 120 countries, Baker Hughes, a
GE Company, will draw from GE's digital technology expertise and Baker Hughes' capabilities in oilfield services,
offering customers best-in-class physical and digital
technology solutions for productivity. The complementary
product portfolio of GE Oil and Gas and Baker Hughes in
drilling, completions, production, and midstream and
downstream services will create the second-largest player in the oilfield equipment and services industry.

GE to combine its Oil and Gas business with Baker Hughes,
creating a new fullstream digital industrial services
company.

See Press Release

EVENTS AND PRESENTATIONS:

Baker Hughes, a GE Company Investor Meeting Thursday,
December 8, 2016 09:00am ET View Event Details and Materials

GE Oil and Gas Investor Meeting Tuesday, November 15, 2016,
05:00pm ET oView Event Details and Materials

Baker Hughes, a GE Company Investor Meeting, Monday, October
31, 2016, 08:30am ET View Event Detail s and Materials

Announcement Press release, GE Reports

CONTACT INFORMATION Investors: Philipp Mueller. +1832 652
7703 philipp.mueller@ge.com

Media: Mary Kate Nevin,+1 202 304 6514 marykate.nevin@ge.com

GE to Combine its Oil and Gas Business with Baker Hughes,
Creating a New Fullstream Digital Industrial Services
Company

Utilizing the GE Store with Baker Hughes' Expertise

MANUFACTURING EXPERTISE AND INNOVATION FROM GE GLOBAL
RESEARCH CENTERS

DIGITAL WITH PREDIX FROM GE DIGITAL

ADVANCED SENSOR ANALYTICS FROM GE DIGITAL

GLOBAL SCALE FROM GE'S INDUSTRIAL BUSINESSES

INDUSTRIAL SERVICES PROCESS, PIPELINE AND DOWNSTREAM

OPTIMIZED PRODUCTION AND INCREASED ULTIMATE RECOVERY

EFFICIENT WELL CONSTRUCTION

LEADING RESEARCH AND TECHNOLIGY

A New Leader In Oil and Gas Productivity GE + Baker Hughes
Baker Hughes, a GE Company

Real-time analytics and data visibility Maximized efficiency and increased speed Predictive solutions to optimize
outcomes Increased touch points to influence project design
Improved asset up-time and reduced maintenance costs
Enhanced local solutions across global markets through
deeper country relationships

OFFERING CUSTOMERS FULLSTREAM INTEGRATED SOLUTIONS ACROSS
THE VALUE CHAIN

Offshore Completion and Production

Onshore Completion and Production

Evaluation and Drilling

Mid and Downstream

For important information about securities laws and forward
looking statements involving this transaction, please visit
http://www.ge.com/investor-relations/special-statement-
securities-laws-and-forward-looking-statements.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which was filed with the SEC on November 2, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.